

Advantage Oil & Gas Ltd. – News Release

Advantage Announces
Natural Gas Hedging Update

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, May 31, 2013 – Advantage Oil & Gas Ltd. ("**Advantage**" or the "**Corporation**") is pleased to announce that we have increased our natural gas commodity price hedges for the period October 2013 to March 2014. Below is a list of the new derivative contracts entered into by Advantage:

Description of Derivative	Term	Volume	Average Price $Cdn. AECO
Natural gas - AECO			
Fixed price	October 2013 to March 2014	5,687 mcf/d	$4.01/mcf
Fixed price	October 2013 to March 2014	5,687 mcf/d	$4.01/mcf

A summary of the current commodity hedge positions is indicated below:

Period	Average Volume Hedged	Average Price $Cdn. AECO
Q2 2013 to Q1 2014	40,741 mcf/d	$3.50/mcf
Q2 2014 to Q1 2015	52,130 mcf/d	$3.82/mcf
Q2 2015 to Q1 2016	42,652 mcf/d	$3.90/mcf

A detailed list of all individual derivative contracts as at May 31, 2013 is available on our website at www.advantageog.com.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com